Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-124469

Up to 15,546,019 Shares

Common Stock

On March 4, 2005, we entered into a purchase agreement with certain institutional and accredited investors related to the private placement of up to 6,500 shares of newly designated Series D preferred stock, each share currently convertible into 1,000 shares of common stock, and warrants to purchase a total of 6,500,000 shares of common stock, at a price per share of $1.23, subject to future adjustment. The first closing for 2,000 shares of Series D preferred stock and warrants to purchase 2,000,000 shares of common stock took place on March 15, 2005. The second closing for 4,500 shares of Series D preferred stock and warrants to purchase 4,500,000 shares of common stock took place on May 23, 2005.

This prospectus relates to the resale from time to time by the selling stockholders of up to 15,546,019 shares of our common stock that are issuable upon conversion or redemption of the Series D Preferred Stock, including those shares of Series D preferred stock issued as dividends, as well as upon the exercise of the warrants. Unless otherwise specifically noted, all references to the shares of our common stock being offered hereunder assume that we have received stockholder approval and have completed the second closing of Series D preferred stock contemplated in the purchase agreement. These shares of common stock being offered by the selling stockholders constitute approximately 154% of our currently outstanding shares of common stock.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol “GLGS.” The closing price for our common stock on the Nasdaq SmallCap Market on June 23, 2005 was $1.32 per share.

Investing in the common stock involves risks. See “ Risk Factors”

beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2005

NOTE ON FORWARD-LOOKING STATEMENTS

Forward-looking statements are made throughout this prospectus. Typically, the use of the words “believe”, “anticipate”, “plan”, “expect”, “seek”, “estimate” and similar expressions identify forward-looking statements. Unless an historical event is described, the statement should be considered a forward-looking statement. In keeping with the “Safe Harbor” provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading “Risk Factors” described in the preceding pages and elsewhere in this prospectus.

We own or have rights to trademarks that we use in conjunction with our products. “GCS-100” and “GlycoGenesys” are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

As used in this prospectus, references to “GlycoGenesys,” “we,” “our” or “us” refer to GlycoGenesys, Inc. and our current or future subsidiaries, as the context requires.

We are receiving no proceeds from the sale of securities offered for sale hereunder. We have agreed to pay the expenses associated with registering the securities of the selling stockholders. We may suspend the use of this prospectus during certain periods of time described in the section of this prospectus entitled “DESCRIPTION OF PRIVATE PLACEMENT”.

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

GlycoGenesys, Inc.

Introduction. We are a biotechnology company focused on carbohydrate-based drug development. We are headquartered in Boston, Massachusetts with a laboratory in Cambridge, Massachusetts and currently have 16 employees and utilize the services of several independent consultants. Our lead drug candidate, GCS-100®, a potential treatment for multiple forms of solid tumors and bloodborne cancers, completed a Phase II(a) clinical trial for colorectal cancer in 2001 and completed a Phase II(a) clinical trial for pancreatic cancer in 2002. Phase II clinical trials are designed to help determine both the safety and the efficacy of a potential drug, which may involve several sets of trials (Phase II(a), Phase II(b), etc.). In October 2003, we announced the results of a Phase I dose escalation trial in patients with solid tumors at levels up to 80 mg/m2. Phase I clinical trials are primarily designed to help determine safety and maximum tolerated dose levels of a potential drug, which may involve several sets of trials. In the second quarter 2004, we initiated a Phase I dose escalation trial dosing patients with GCS-100LE, a substantially ethanol-free formulation of GCS-100, in multiple solid tumors and have administered GCS-100 at dose levels of up to 200 mg/m2. In March 2005, we initiated a Phase I/II dose escalation trial testing GCS-100LE alone and in combination with dexamethasone in patients with multiple myeloma, the second most common blood cancer, at the Dana-Farber Cancer Institute in Boston, Massachusetts.

GCS-100. Our cancer drug candidate, GCS-100, is a complex polysaccharide derived from citrus pectin through a proprietary process. We are evaluating GCS-100 as a potential anti-cancer therapy based on a large body of pre-clinical research. This research has shown that GCS-100 may interact with carbohydrate-binding receptors to modulate multiple cellular processes, such as proliferation, migration, cell-cell adhesion and programmed cell death.

The results from publicly presented pre-clinical studies and published literature demonstrate several mechanisms of action associated with GCS-100 in selectively regulating the cellular functions of cancer cells. These include the ability to block the spread of cancer cells (anti-metastasis), cut off the blood supply to tumor cells (anti-angiogenesis), trigger programmed cell death (pro-apoptosis) and inhibit cancer cell proliferation (anti-proliferation). It is believed that these mechanisms of action are, in part, regulated through the interaction of GCS-100 with carbohydrate receptors such as galectin-3 and growth factors such as vascular endothelial growth factor, or VEGF. Additionally, GCS-100 can cause the disruption of mitochondrial function, leading to cancer cell death.

In completed Phase I human testing that enrolled patients with terminal cancer unresponsive, or refractory, to all standard treatment, GCS-100 was found to be well tolerated at all administered dose levels. Our completed Phase II(a) clinical trials of GCS-100 for pancreatic and colorectal cancers were conducted at a number of sites including Beth Israel Deaconess Medical Center in Boston, Massachusetts, University of Chicago Medical Center and University of Rochester Cancer Center.

In March 2001, we announced that GCS-100 demonstrated positive clinical activity in a Phase II(a) clinical trial of 23 colorectal cancer patients at dose levels of 20 mg/m2. Specifically, eight of 19 evaluable patients, experienced tumor stabilization for periods of 1.6 to 5.6 months before disease progression was observed, with one of the eight patients showing a period of tumor shrinkage. Of the eight patients experiencing tumor stabilization, four remained on therapy for a period of three months or greater. In October 2002, we announced that GCS-100 demonstrated positive clinical activity in a Phase II(a) clinical trial of 20 pancreatic cancer patients at dose levels of 20 mg/m2. Specifically, seven of 16 evaluable patients, experienced tumor stabilization for periods of 0.6 months to 13.6 months before disease progression was observed with one of the seven patients showing a partial response. Of the seven patients experiencing tumor stabilization, three remained on therapy for a period of four months or greater. There was no evidence of dose limiting toxicity in either of these Phase II(a) trials. Based on the promising early data from the Phase II(a) colorectal and pancreatic trials, and the fact that higher doses of GCS-100 than administered in the Phase II(a) colorectal and pancreatic trials had been tolerated in animals and might be beneficial, a Phase I dose escalation clinical trial including multiple types of cancer patients began in February 2002. This trial was conducted at Sharp Memorial Hospital, Clinical Oncology Research in San Diego and the results were reported in October 2003. A total of 12 patients who failed standard therapy were enrolled at doses ranging from 30 to 80 mg/m2. No dose limiting toxicity was observed. Five patients achieved stable disease for a period of at least three months. One of these five was a patient with kidney cancer that remained on GCS-100 for 30 months and achieved a durable, partial response. Stable disease and partial response measurements are according to the Response Evaluation Criteria in Solid Tumors, or RECIST, standard.

We initiated a Phase I dose escalation clinical trial with GCS-100LE in patients with solid tumor cancers in the second quarter of 2004 which is being conducted at Sharp Memorial Hospital, Clinical Oncology Research and the Arizona Cancer Center in both Tucson and Scottsdale, Arizona. Upon completion of our Phase I solid tumor dose escalation trial, we plan to initiate a Phase II clinical trial in solid tumors. The design of this Phase II trial will be based on a review of clinical and preclinical data. The Phase II solid tumor program is targeted to commence in late 2005/early 2006 and test GCS-100LE in combination with an approved cancer therapy. We are planning a two-trial program for multiple myeloma. A clinical trial program to test GCS-100LE in patients with multiple myeloma was initiated in March 2005 with a Phase I/II dose escalation trial. The second of the two multiple myeloma trials is targeted for initiation in early 2006. We will work with the FDA to potentially design such trial as a pivotal study. Our goal would be to file an NDA following this second trial for treatment of multiple myeloma pending the quality of such trial results. We are expanding our clinical trial program to include chronic lymphocytic leukemia, or CLL, based on promising preclinical data. The initial CLL clinical trial, a Phase I/II study, is planned to be initiated in the third quarter of 2005. Our clinical trial program is subject to our having sufficient financial resources. We are focused on completing a strategic alliance or partnership in 2005 with a larger biotech or pharmaceutical company to help provide financial and other resources to develop GCS-100 for the treatment of cancer.

The U.S. Food and Drug Administration (“FDA”) has published a series of regulations and guidelines to establish procedures designed to expedite the development, evaluation and marketing of drugs intended to treat life threatening and severely debilitating illnesses, such as cancer, or products that address unmet needs. These FDA initiatives include such programs as Fast Track Drug Designation, Accelerated Approval, Priority Review and Expanded Access. We plan to utilize these initiatives to attempt to expedite the approval of GCS-100, particularly in blood borne cancer. However, GCS-100, whether delivered intravenously or by other methods, may not prove effective in reducing or eliminating the spread of cancer in humans, be safe at higher doses or be granted accelerated or other approvals by the FDA.

Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. In 1998, we changed our name to SafeScience, Inc. and in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.glycogenesys.com.

The Offering

Common stock offered by selling stockholders(1)	15,546,019 shares

Common stock to be outstanding after the offering(2)(3)	25,630,393 shares

Use of proceeds	All proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $8,234,850 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. These funds will be used for the further development of GCS-100 and general corporate purposes. See “Use of Proceeds.”

Nasdaq SmallCap Market Symbol	GLGS

(1)	Consists of (i) 8,851,019 shares of common stock issuable upon conversion or redemption of Series D preferred stock and (ii) 6,695,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.23 per share.
(2)	Based on the number of shares actually outstanding on May 31, 2005.
(3)	Includes all the shares being offered pursuant to this prospectus and excludes, as of May 31, 2005, (A) 679,510 shares of common stock issuable on the exercise of outstanding options at a weighted average exercise price of $5.92 per share, (B) 10,249,320 shares of common stock issuable on the exercise of outstanding warrants, excluding warrants for which the underlying shares of common stock are covered by this prospectus, at a weighted average exercise price of $4.06 per share, (C) 56,889 shares of common stock available for future issuance under our 1998 Stock Option Plan, 2000 Stock Incentive Plan, as amended, and 2003 Omnibus Incentive Plan and (D) 1,721,376 shares of common stock issuable upon conversion of outstanding Series A and B preferred stock, as of March 31, 2005.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES THROUGHOUT OUR HISTORY, WE EXPECT THESE LOSSES TO CONTINUE AND WE MAY NOT ACHIEVE PROFITABILITY IN THE FUTURE.

We began operations in 1993 and have not generated revenue from human therapeutic products. We do not expect to generate product revenue for several years, if at all. We will not generate significant funds unless we receive payments in connection with any potential licensing, marketing or other partnering arrangement with other pharmaceutical or biotechnology companies, or we bring pharmaceutical products to market. Excluding dividends accreted to preferred stock, we have incurred approximately $94.5 million of losses since our inception, including approximately $10.1 million for the year ended December 31, 2004 and $2.5 million for the quarter ended March 31, 2005. Extensive losses can be expected to continue for the foreseeable future.

We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	conduct additional and/or larger clinical trials;

•	conduct research and development on existing and new product candidates;

•	make milestone and royalty payments;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	prosecute and maintain existing and future patent applications and patents;

•	hire additional clinical, scientific and management personnel;

•	add operational, financial and management information systems and personnel; and

•	identify and potentially in-license additional compounds or product candidates.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FUNDING, WHICH COULD REDUCE OUR ABILITY TO FUND, EXPAND OR CONTINUE OPERATIONS.

We believe that our existing funds will be sufficient to fund our operating expenses and capital requirements through the third quarter of 2005, allowing us to continue the current Phase I dose escalation solid tumor monotherapy trial and Phase I/II multiple myeloma trial and to initiate a Phase I/II trial in CLL with GCS-100LE, a low ethanol formulation of GCS-100. We intend to raise additional capital through the sale of equity securities and through partnering with another biotech or pharmaceutical company to support our additional planned clinical trials and continued operations. To the extent we are unable to raise sufficient funding for the additional clinical trials in the capital markets or through partnering with a large biotechnology or pharmaceutical company, we will need to curtail our development efforts.

Our future is dependent on our ability to obtain additional financing to fund our operations. We expect to incur substantial additional operating costs, including costs related to ongoing research and development activities, manufacturing, preclinical studies and clinical trials. Additional equity financing may result in dilution to our stockholders. At our current stock price or if the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or on unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate GlycoGenesys or significantly reduce, curtail or cease our operations.

WE HAVE RECEIVED A GOING CONCERN OPINION FROM OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2004 have been prepared on the assumption that we will continue as a going concern. Deloitte & Touche LLP issued a report dated March 29, 2005 that includes an explanatory paragraph stating that our recurring losses from operations, accumulated deficit of $94.5 million as of December 31, 2004, and our expectation that we will incur substantial additional operating costs for the foreseeable future, including costs related to ongoing research and development activities, preclinical studies and clinical trials, among other things, raise substantial doubt about our ability to continue as a going concern.

OUR FUTURE PROSPECTS ARE DEPENDENT ON THE RESULTS OF GCS-100 AND IF WE ARE UNSUCCESSFUL IN DEVELOPING GCS-100, WE DO NOT HAVE OTHER PRODUCTS WHICH ARE IN ACTIVE DEVELOPMENT.

While we plan to increase our portfolio of potential products, currently all of our attention and resources are directed to the development of GCS-100. If GCS-100 is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, we will be materially harmed.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF CLINICAL TRIALS FOR GCS-100 AND WILL NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE GCS-100 IF CLINICAL TRIALS ARE NOT SUCCESSFUL.

GCS-100 is not currently approved for sale by the FDA or by any other regulatory agency in the world, and GCS-100 may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, GCS-100 will be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for a particular indication for humans in addition to meeting other regulatory standards. Our success will depend on the successful outcome of our clinical trials with GCS-100.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

•	we may discover that GCS-100 may cause, alone or in combination with another therapy, harmful side effects;

•	we may discover that GCS-100, alone or in combination with another therapy, does not exhibit the expected therapeutic results in humans;

•	results from early trials may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

•	we, the FDA, other similar foreign regulatory agencies or an institutional review board may suspend the clinical trials of GCS-100;

•	patient recruitment may be slower than expected;

•	patients may drop out of our clinical trials;

•	we may be unable to produce sufficient supplies in a timely fashion of GCS-100 for clinical trials; and

•	we may not receive Fast Track Drug Designation, Accelerated Approval, or Priority Review status by the FDA.

Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of GCS-100. In addition, even if we receive approval, such approval may be limited in scope and hurt the commercial viability of such product. If we are unable to successfully obtain approval of and commercialize GCS-100, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

OUR ABILITY TO DEVELOP GCS-100 MAY BE HARMED IF WE ARE UNABLE TO FIND A DEVELOPMENT PARTNER.

On December 18, 2002, we and Elan International Services, Ltd. (“EIS”) mutually terminated our joint venture and we acquired all of the outstanding capital stock of SafeScience Newco. SafeScience Newco received a total of approximately $7.3 million of research funds over the course of our joint venture with EIS for the development of GCS-100. We must either fund the development of GCS-100 ourselves or with a new development partner. Our goal is to find a development partner in 2005. If we are unable to find a development partner, our ability to develop and commercialize GCS-100, and our prospects as a whole, will be materially harmed.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY

We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license 14 issued U.S. patents having expiration dates ranging from 2013 to 2022. Six of these 14 issued patents relate to GCS-100. We own or exclusively license eight foreign patents having expiration dates ranging from 2015 to 2017. Five of these eight foreign patents relate to GCS-100. We own or exclusively license 13 pending U.S. patent applications, of which 12 relate to GCS-100 and 53 pending foreign patent applications, of which 42 relate to GCS-100. As we develop GCS-100, we may discover more about it which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent aspects of our technology may be unpatentable, we may decide to maintain such technology as trade secrets or we may protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.

There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. Other than the reexamination of our U.S. Patent 6,680,306 “Method for Enhancing the Effectiveness of Cancer Therapies”, we are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications, or which may remain intact following the reexamination of U.S. Patent 6,680,306.

A patent we exclusively license from Wayne State University and the Barbara Ann Karmanos Cancer Institute and patent applications we exclusively license from David Platt could become subject to an interference proceeding at the U.S. Patent and Trademark Office to determine priority between them. The U.S. Patent and Trademark Office is considering whether such a proceeding is appropriate. Under our license with David Platt, he has the right to prosecute the patent applications covered by the license and therefore we do not have ultimate control over the scope of claims that may issue from those patent applications.

Our potential products or business activities could be determined to infringe intellectual property rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products, including GCS-100, asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us, could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES AND IF WE ARE UNABLE TO CONTINUE LICENSING THIS TECHNOLOGY OUR FUTURE PROSPECTS MAY BE MATERIALLY ADVERSELY AFFECTED.

We license technology, including technology related to GCS-100, from third parties. We anticipate that we will continue to license technology from third parties in the future. To maintain our license with David Platt we must pay an annual license fee equal to the greater of $50,000 or 2% of product sales. To maintain our license with Wayne State University and the Barbara Ann Karmanos Cancer Institute we must, among other things, pay Wayne State University and the Barbara Ann Karmanos Cancer Institute up to $3 million in milestone payments, $10,000 per month until FDA approval (which payments are offset against future royalties), 2% royalties on product sales, or 15% of certain non-royalty or R&D payments received from sublicensees and receive FDA or equivalent agency approval to sell GCS-100 by January 1, 2008.

The technology we license from third parties would be difficult to replace and the loss of this technology would materially adversely affect our future prospects.

WE ARE ENGAGED IN LITIGATION WITH DAVID PLATT AND PRO-PHARMACEUTICALS, INC. AND IF WE ARE UNSUCCESSFUL, WE MAY BE HARMED.

On January 29, 2004, David Platt commenced suit against us and certain of our current and former directors in the Massachusetts Superior Court in Suffolk County. In his Complaint, Platt seeks damages for alleged breach of his severance agreement with us, including the failure to pay approximately $180,000 in severance benefits and alleged breaches in connection with the maintenance by us of certain restrictions on Platt’s sale of stock. The Complaint further asserts claims against some of our current and former directors for alleged breaches of fiduciary duty in failing to assist in the removal of restrictive legends on David Platt’s shares. David Platt also purports to state claims for double or treble damages, as well as attorney fees, under the Massachusetts Unfair Trade Practice Act.

On February 23, 2004, we filed our Answer and counterclaimed against David Platt for breach of his severance agreement, against Pro-Pharmaceuticals, Inc. for tortious interference with the severance agreement, and against David Platt and Pro-Pharmaceuticals for misappropriation of proprietary rights and for unfair and deceptive acts. We are seeking monetary damages and injunctive relief to prevent David Platt and Pro-Pharmaceuticals from engaging in certain competitive activities relating to the use of polysaccharides to treat cancer and we are further seeking the assignment by David Platt and Pro-Pharmaceuticals of certain intellectual property to us. Under the counterclaim for unfair and deceptive acts, we are seeking treble damages as well as attorney fees.

On June 21, 2004, the Company added a supplemental counterclaim against David Platt and Pro-Pharmaceuticals for injurious falsehood, unfair competition and unfair and deceptive acts relating to statements made by Pro-Pharmaceuticals regarding certain patent applications the Company discontinued prosecuting and contractually returned to David Platt. The Company seeks injunctive relief and monetary damages.

If we are unsuccessful in defending against David Platt’s claims or in prosecuting our counterclaims, we could be materially adversely affected.

WE EXPECT TO REMAIN DEPENDENT ON THIRD PARTIES FOR RESEARCH AND DEVELOPMENT ACTIVITIES NECESSARY TO COMMERCIALIZE OUR PRODUCTS.

We utilize the services of several scientific and technical consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions. We contract out most of our research and development operations for GCS-100, utilizing third-party contract manufacturers such as Hyaluron, Inc. and Johnson Matthey Pharma Services, Inc. to manufacture GCS-100, Incell Corporation, LLC, Cambrex BioScience Walkersville, Inc. and PPD Development, LP for assay and other development work and third-party contract research organizations, such as Quest Pharmaceutical Services, L.L.C., ITR Laboratories Canada, Inc. and Veristat, Inc. in connection with pre-clinical and/or clinical studies in accordance with our designed protocols, as well as conducting research at medical and academic centers, such as the University of Arizona, St. Bartholomew’s and the Royal London School of Medicine, and the Dana-Farber Cancer Institute.

Because we rely on third parties for much of our research and development work, we have less direct control over our research and development. We face risks that these third parties may not be appropriately responsive to our time frames and development needs and could devote resources to other customers. In addition, certain of these third parties may have to comply with FDA regulations or other regulatory requirements in the conduct of this research and development work, which they may fail to do.

IF THE THIRD PARTIES WE RELY ON FOR MANUFACTURING ARE UNABLE TO PRODUCE THE NECESSARY AMOUNTS OF GCS-100, DO NOT MEET OUR QUALITY NEEDS OR TERMINATE THEIR RELATIONSHIPS WITH US, OUR BUSINESS WILL SUFFER.

We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until, in the opinion of management, the size and scope of our business so warrants. While we have established a manufacturing relationship with Hyaluron, Inc. and Johnson Matthey Pharma Services, Inc. to provide us with GCS-100 that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. For the foreseeable future, we will be dependent upon third parties to manufacture GCS-100.

Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. Because our manufacturing process is still in a development stage, any changes made to a final commercial manufacturing process may present technical problems to an independent manufacturer. Third-party manufacturers may not comply with FDA regulations, or other regulatory requirements relating to the manufacturing of GCS-100, including compliance with current good manufacturing practice, or cGMP. We do not have control over, other than through contract, third-party manufacturers’ compliance with these regulations and standards. If our manufacturers are unable or unwilling to continue manufacturing GCS-100 in required volumes, we will have to identify acceptable alternative manufacturers. If we need to change manufacturers, these new manufacturers must meet FDA and foreign regulatory standards. The use of a new manufacturer may cause significant expense and interruptions in supply if the new manufacturer has difficulty manufacturing GCS-100 to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of GCS-100.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO AND MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS THAT MAKE OUR POTENTIAL PRODUCTS NON-COMPETITIVE.

We face significant competition from firms currently engaged in the pharmaceutical and biotechnology industries. GCS-100, our lead drug candidate, being developed for the treatment of various forms of cancer, addresses large markets, which are already populated with several biotechnology and large pharmaceutical companies. These companies utilize different drug discovery platforms, including but not limited to small molecules, protein-based drugs, liposome technology, and genomics. The drug development industry is intensely competitive. According to industry surveys, there are approximately over 400 new drug candidates in development to treat various types of cancer, many of them for multiple indications. According to the PhRMA, approximately 170 pharmaceutical and biotechnology companies and the National Cancer Institute are conducting these efforts. It is estimated that 100 biotechnology companies have more than 100 drug candidates in later stages of clinical development than GCS-100 for acute, life threatening disease, and late stage disease, and that over forty percent of these drug candidates are being developed to treat various types of cancer. Many of our actual or potential competitors have significantly greater financial resources and/or drug development experience than we have. There is no assurance that other carbohydrate-based or non-carbohydrate-based drugs with similar clinical effects to GCS-100 may not already be in development by other companies or that other companies may not successfully develop such drugs in the future.

A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that GCS-100 and other product candidates will face intense competition from existing or future drugs. In addition, our product candidates may face increasing competition from generic formulations or existing drugs whose active components are no longer covered by patents. These generic formulations or drugs would present lower-priced competition.

In the two cancer types in which we have conducted Phase II(a) clinical trials, pancreatic and colorectal, there are many drugs being developed. We believe, based on industry studies there are, including GCS-100, approximately 7 drugs in Phase I, 15 drugs in Phase II, 6 drugs in Phase III or pre-registration for treatment of pancreatic cancer. In addition, GCS-100, if it receives FDA approval for pancreatic cancer, will face competition from existing drugs approved or used to treat pancreatic cancer. These drugs are fluorouracil (5-FU), Eli Lilly’s gemcitabine (Gemzar) and Supergens’ Mitozytrex. Combination studies utilizing new drug candidates and Gemzar are ongoing and combination therapies of new drug candidates and Gemzar may present future competition.

We believe, based on industry studies, there are, including GCS-100, approximately 12 drugs in Phase I, 24 drugs in Phase II, and 10 drugs in Phase III or in pre-registration for treatment of colorectal cancer. In addition, GCS-100, if it receives FDA approval for colorectal cancer, will face competition from existing drugs approved or used to treat colorectal cancer. These drugs include Genenetech’s Avastin, Roche Pharmaceuticals’ capecitabine (Xeloda), fluorouracil (Adrucil or 5-FU), leucovorin in combination with 5-FU, Janssen’s levamisole (Ergamisol) in combination with 5-FU, Pharmacia’s irinotecan (Camptosar) and Imclone’s Erbitux.

We initiated a Phase I/II trial in multiple myeloma in March 2005. We believe, based on industry studies, there are, including GCS-100, approximately five drugs in Phase I, nine in Phase II and five in Phase III or in pre-registration for the treatment of multiple myeloma. In addition, GCS-100, if it receives FDA approval for treatment of multiple myeloma, will face competition from existing drugs approved or used to treat multiple myeloma. These drugs include vincristine, dexamethasone, prednisone, doxorubicin (Adriamycin), melphalan, etoposide, cytarabine, cisplatin, carmustine, cyclophosphamide, Celgene’s Thalomid and Millennium’s Velcade. The majority of the drugs are used in combination therapy in a variety of regimens.

In the third quarter of 2005, we also plan to initiate a Phase I/II clinical trial in chronic lymphocytic leukemia, or CLL. We believe based on industry studies, there are, other than GCS-100, approximately 1 drug in Phase I, 2 drugs in Phase II and 1 drug in Phase III or in pre-registration for the treatment of CLL. In addition, there are a number of clinical trials ongoing using a variety of approved chemotherapy agents in combination. If GCS-100 gains FDA approval for the treatment of CLL, it will face competition from approved therapies. Three commonly used chemotherapeutic drugs to treat CLL are chlorambucil, fludarabine and cyclophosphamide. In addition, a number of new approaches to treating CLL are being developed by competitors, including development of gene therapies, or DNA damage repair, tumor vaccines and monoclonal antibodies. Alemtuzumab (Campath®), a monoclonal antibody therapy, is the first of these new approaches to receive FDA approval for the treatment of CLL patients who have failed chemotherapy. Rituximab, another monoclonal antibody approved for use in certain types of non-Hodgkins lymphoma, also shows promise to be useful in treating CLL patients. As in many cancers, drugs to treat CLL are also being used and evaluated in combination which may provide them with a competitive advantage.

Our competitors may:

•	successfully identify drug candidates or develop products earlier than we do;

•	obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;

•	develop products that are more effective, have fewer side effects or cost less than our products; or

•	successfully market products that may compete with our product candidates.

The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our product candidates.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products in the United States pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations. We must receive pre-market approval by the FDA prior to any commercial sale of GCS-100 or any other drug candidate. Before receiving such approval we must provide pre-clinical data and proof in human clinical trials of the safety and efficacy of GCS-100 or any other drug candidates, which trials can take several years. In addition, we must show that we can produce GCS-100 or any other drug candidates consistently at quality levels sufficient for administration in humans. Pre-market approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of any drug candidate. By statute and regulation, the FDA has 180 days to review an application for approval to market a drug candidate; however, the FDA frequently exceeds the 180-day time period, at times taking up to 18 months. In addition, based on its review, the FDA or other regulatory bodies may determine that additional clinical trials or pre-clinical data are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with GCS-100 or any other drug candidates unless and until we obtain FDA approval to sell such products in commercial quantities for human application. In order to sell GCS-100 in countries outside the U.S., similar regulatory approval as required by the FDA will be required by that country’s regulatory body.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT.

Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of our future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 together with rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

IF WE ARE UNABLE TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PROVIDE SALES, MARKETING AND DISTRIBUTION CAPABILITIES, OR TO CREATE THESE FUNCTIONS OURSELVES, WE WILL NOT BE ABLE TO COMMERCIALIZE GCS-100 OR ANY OTHER PRODUCT CANDIDATES.

We do not have any sales, marketing or distribution capabilities. In order to commercialize GCS-100 or other product candidates, if any are approved, we must either make arrangements with third parties to provide sales, marketing and distribution capabilities or acquire or internally develop these functions ourselves. If we obtain FDA approval for GCS-100 or any other product candidate, we intend to rely on relationships with one or more pharmaceutical or biotechnology companies or other third parties with established distribution systems and direct sales forces to market GCS-100 or any other product candidate. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY.

Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Under our current clinical trial and business plan, we may add over 12 employees during the course of the next two years, primarily technical or scientific personnel, as needs develop. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. Our current financial position, limited drug pipeline and small size make it more difficult to compete for such personnel against larger, more diversified companies. At present, we employ 16 full-time employees. We depend upon the personal efforts and abilities of our officers and directors, including Bradley J Carver, our President, CEO and Interim Chairman of the Board and John W. Burns, our Senior Vice President, Chief Financial Officer and a director and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

THE BIOTECHNOLOGY BUSINESS HAS A RISK OF PRODUCT LIABILITY, AND IN THE EVENT OF A SUIT AGAINST US, OUR BUSINESS COULD BE SEVERELY HARMED.

The testing, marketing and sale of biotechnology products entails a risk of product liability claims by patients and others. While we currently maintain product liability insurance, such insurance may not be available at reasonable cost and in the event of a significant adverse event with a patient such insurance would likely be insufficient to cover the full amount of the liability incurred. In the event of a successful suit against us, payments and damage to our reputation could have a material adverse effect on our business and financial condition. Even if such a suit is unsuccessful, our reputation could be damaged and litigation costs and expenditures of management time on such matters could adversely affect our business and financial condition.

WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, INCLUDING SHARES TO BE ISSUED UPON THE CONVERSION OF OUTSTANDING PREFERRED STOCK AND WARRANTS HELD BY EIS, WHICH WILL CAUSE SUBSTANTIAL DILUTION OF YOUR INTEREST IN US.

As of May 31, 2005, there were outstanding options to purchase 679,510 shares of common stock, at a weighted average exercise price of $5.92 per share and warrants to purchase 10,249,320 shares of common stock at a weighted average exercise price of $4.06 per share. Certain of these warrants have weighted average or full ratchet anti-dilution provisions which may result in the lowering of their exercise prices. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of shareholders.

EIS owns 6,153.51 shares of our Series A preferred stock and 3,471.15 shares of our Series B preferred stock. Each share of our Series A preferred stock and Series B preferred stock is convertible into approximately 166.67 shares of our common stock, subject to anti-dilution adjustments. The Series B preferred stock bears a 7% dividend payable in Series B preferred stock, which compounds annually. Any accrued but unissued Series B preferred stock dividends would be converted into common stock upon conversion of the Series B preferred stock. As of March 31, 2005, there were 703.60 shares of accrued but unpaid Series B preferred dividends. Accordingly, EIS could acquire upon exercise of warrants held by it and the conversion into common stock of all shares of Series A and Series B preferred stock held by it, including accrued dividends as of March 31, 2005 on the Series B preferred stock but no future dividends, a total of 1,859,641 shares of common stock. This amount of shares represents 18.4% of our common stock outstanding as of May 31, 2005. Pursuant to provisions in our agreement with EIS, if the exercise or conversion of any of our securities held by EIS would result in EIS owning more than 9.9% of our common stock at any time, EIS may opt to receive non-voting securities instead of common stock.

We have 6,500 shares of Series D preferred stock outstanding. The Series D preferred stock bears a cumulative 8% dividend payable quarterly in arrears in cash or shares of Series D preferred stock, at our option. Each share of Series D preferred stock currently converts into 1,000 shares of common stock, subject to full ratchet anti-dilution protection. Under such anti-dilution protection in the event of the issuance of common stock or securities convertible into common stock at a price per share below the Series D conversion price (currently $1.00), the Series D conversion price would automatically be lowered to the price at which such securities were issued. Certain issuances do not result in any adjustment of the Series D conversion price, including exercise or conversion of existing securities, issuance or exercise of options from our current equity compensation plans and securities issued in connection with strategic partnering transactions.

WE MUST COMPLY WITH THE LISTING REQUIREMENTS OF THE NASDAQ SMALLCAP MARKET OR OUR COMMON STOCK MAY DECLINE AND THE LIQUIDITY OF AN INVESTMENT IN OUR SECURITIES WOULD DECREASE.

Our common stock could be delisted from The Nasdaq SmallCap Market for the following reasons, among others:

•	if the closing bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days;

•	if our market capitalization falls below $35 million and we have less than $2,500,000 in stockholders’ equity; or

•	if the value of our common stock held by our stockholders (other than our directors, executive officers and 10% stockholders) is less than $1,000,000.

There are other quantitative and qualitative criteria of the Nasdaq SmallCap Market which if violated could lead to delisting of our common stock.

We may not be able to maintain our compliance with Nasdaq continued listing requirements in the future. We received a letter from Nasdaq on August 8, 2003 that the bid price of our common stock had been below $1.00 for 30 consecutive days and that we had a 180-day grace period to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. In September 2003, we received a letter from Nasdaq that we complied with the minimum bid price requirement. We have on several previous occasions received notice from Nasdaq that we failed to meet certain of its listing requirements. We have been successful in regaining compliance on those occasions. On May 17, 2004, we received a letter from Nasdaq that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until November 15, 2004 to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. We received a Nasdaq Staff Determination on November 16, 2004, that our securities are subject to delisting. On December 21, 2004, we effected a 1-for-6 reverse stock split. On January 6, 2005, we received a letter from Nasdaq stating that we complied with the minimum bid price requirement and all other continued listing requirements. On April 20, 2005, we received a letter from Nasdaq indicating that the bid price of our common stock had been below $1.00 for 30 consecutive business days and that we had a 180-day grace period, until October 17, 2005, to achieve a bid price of at least $1.00 for a period of at least 10 consecutive business days or face delisting. If we have not met the bid price requirements as of October 17, 2005, if we meet initial listing requirements of the Nasdaq SmallCap Market (other than the bid price requirement) we will have an additional 180-day grace period, until April 15, 2006 to achieve the required bid price.

On April 7, 2005, we received a letter from Nasdaq indicating that as of December 31, 2004, we did not comply with Nasdaq Marketplace Rule 4310(c)(2)(B), which requires listed companies to have (i) a minimum of $2,500,000 in stockholders’ equity, (ii) $35,000,000 or more in market value of listed securities or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. In the letter, Nasdaq indicated it is reviewing our eligibility for continued listing and requested that we provide our specific plan to achieve and sustain compliance with Nasdaq SmallCap Market listing requirements. Based upon the review of the plan submitted by the Company, Nasdaq believes the Company provided definitive plan evidencing its ability to achieve and sustain compliance. Nasdaq will monitor the Company’s ongoing compliance with the stockholders’ equity requirement and if the Company does not have at least $2,500,000 in stockholders’ equity as of the filing of its June 30, 2005 Form 10-Q, it may be subject to delisting. In such event, we may appeal Nasdaq’s decision to a Nasdaq Listing Qualifications Panel. Such an appeal would stay the delisting of our common stock pending the decision of a Nasdaq Listing Qualifications Panel, which generally hears appeals within 45 days of request. Our stockholders’ equity was approximately $0.6 million as of March 31, 2005. Our market capitalization was $7.5 million on March 31, 2005 and was $13.2 million on June 23, 2005.

If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we were unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the “pink sheet.” In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities, such as disclosing offer and bid prices and compensation received from a trade to a purchaser and sending monthly account statements to purchasers. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. These rules also require that purchasers be accredited investors, which would reduce the number of investors who could purchase our shares. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of delisting, it may become more difficult for us to raise funds through the sale of our securities.

BECAUSE THE CURRENT AND POTENTIAL MEMBERS OF OUR BOARD OF DIRECTORS COULD CONTROL A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY COULD EXERCISE SUBSTANTIAL CONTROL OVER US.

The holders of the common stock do not have cumulative voting rights. Our directors, two of whom are executive officers of GlycoGenesys, own approximately 4.4% collectively of our common stock outstanding as of May 31, 2005. One of the conditions of the transactions between us, Elan and EIS required that we expand our board of directors at our 2002 annual stockholder’s meeting at which time EIS could appoint one director. EIS decided not to appoint a director at our 2002 annual stockholders’ meeting but may choose to do so in the future as long as they own at least 10% of our common stock (assuming exercise or conversion of convertible or exercisable securities held by EIS). If EIS appoints a director, members of the board of directors and their affiliates would own approximately 4.4% of our common stock outstanding as of May 31, 2005, assuming EIS has not converted or exercised any of our securities held by it, and the same number of shares are outstanding at such time as are currently outstanding. If EIS and our directors were to have converted or exercised all of our securities held by them, the members of our board of directors and their affiliates would own approximately 20.6% of the common stock outstanding as of May 31, 2005, assuming the number of shares outstanding at such time equals the number of shares currently outstanding plus the number of shares issued on exercise or conversion of securities held by EIS and our directors. This concentration of ownership would allow these stockholders to substantially influence all matters requiring stockholder approval and could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

OUR STOCK PRICE COULD DECLINE IF A SIGNIFICANT NUMBER OF SHARES BECOME AVAILABLE FOR SALE.

The shares covered by this registration statement, of which this prospectus forms a part, shall be free-trading shares upon sale pursuant to this prospectus. In addition to the shares covered by this registration statement, as of June 17, 2005, approximately 1,310,496 shares of common stock presently issued and outstanding are “Restricted Securities” as that term is defined in Rule 144 promulgated under the Act. In general, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount of restricted securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Restricted securities can be sold, under certain circumstances, without any quantity limitation, by persons who are not affiliates of GlycoGenesys and who have beneficially owned the shares for a minimum period of two years. The sale of these restricted shares as well as the shares registered under our nine effective registration statements, shall increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital. In connection with our March 2005 financing, we are required to register for resale the shares issuable upon the conversion of the Series D Preferred Stock, including Series D Preferred Stock issued as payment-in-kind dividends, or exercise of the warrants issued in the financing. This would result in a significant number of additional shares being eligible to become free-trading.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES BEING INCURRED BY YOU.

The market price of our common stock, which is traded on the National Association of Securities Dealers Automated Quotation system (Nasdaq—Small Cap) has been, and may continue to be, highly volatile. During the twelve months ending May 31, 2005, our common stock has traded at prices ranging from $0.63 to $4.62 per share, reflecting the 1-for-6 reverse stock split we effected on December 21, 2004. Factors such as announcements of clinical trial results, financings, legal proceedings, technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the biotechnology and pharmaceutical industries, may have a significant impact on the market price of our common stock.

In addition, the stock market has from time to time, and especially in the last few years, experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Current market conditions are particularly unstable and there is a large degree of uncertainty at this time. In general, biotechnology stocks tend to be volatile even during periods of relative market stability because of the high rates of failure and substantial funding requirements associated with biotechnology companies. Market conditions and conditions of the biotechnology sector could negatively impact the price of our common stock.

DESCRIPTION OF PRIVATE PLACEMENT

On March 4, 2005, we entered into a purchase agreement with certain institutional and accredited investors related to the private placement of up to 6,500 shares of Series D preferred stock (each such share convertible into 1,000 shares of common stock, subject to future adjustment) and warrants to purchase up to 6,500,000 shares of common stock at an exercise price per share of $1.23, subject to future adjustment. The first closing of the private placement for 2,000 shares of Series D preferred stock and warrants to purchase 2,000,000 shares of common stock took place on March 15, 2005. The second closing of the private placement for 4,500 shares of Series D preferred stock and warrants to purchase 4,500,000 shares of common stock took place on May 23, 2005. The aggregate proceeds to us from the sale of the Series D preferred stock and warrants was $6.5 million, before deducting commissions and other expenses.

The Series D preferred stock ranks junior to our Series A preferred stock and the Series B preferred stock in terms of dividends and liquidation rights. The Series D preferred stock has participating liquidation rights. The Series D preferred stock ranks senior to our common stock in all respects and has voting rights. The Series D preferred stock has the right to receive cumulative dividends at a rate of eight percent per year. Dividends are payable in cash or shares of Series D preferred stock, at our option, subject to certain limitations.

Each share of Series D preferred stock is convertible into the number of shares of common stock equal to $1,000 plus any accrued but unpaid dividend divided by the conversion price of $1.00 per share (subject to future adjustment) (the “Conversion Price”). After March 15, 2006, we have the right to force conversion of all Series D convertible preferred stock under certain circumstances.

Prior to conversion or redemption, the Series D preferred stock is subject to full ratchet anti-dilution protection. Subject to certain exclusions, in the event of the issuance of any common stock or securities convertible into or exercisable for common stock at a price per share below the Conversion Price (such issuance, a “Dilutive Issuance”), the Conversion Price will be automatically adjusted down to the price of the Dilutive Issuance.

On or after March 15, 2009, we are required to redeem the Series D preferred stock in cash or common stock at our option, provided that the common stock will be valued at 90% of the 20 trading day volume weighted average price preceding such redemption. The holders of the Series D preferred stock have a right to require us to redeem the Series D preferred stock in certain circumstances.

The warrants issued in the private placement, including those issued to the placement agent, may be exercised for an aggregate of 6,695,000 share of common stock. The warrants are exercisable at $1.23 per share for a period of five years, beginning six months from the date the warrants are issued. The warrants are subject to “full ratchet” anti-dilution protection.

Registration Rights

We are obligated to register for resale the shares of common stock issuable upon:

•	conversion or redemption of the Series D preferred stock purchased by the selling stockholders in the first and second closing of the private placement;

•	conversion or redemption of the Series D preferred stock that may be issued as dividends; and

•	exercise of the warrants purchased by the selling stockholders in the first and second closing of the private placement.

We are obligated to file a registration statement within the earlier of 45 days after the first closing and 5 business days after the second closing. Failure to file a registration statement within the required timeframe will result in the payment of liquidated damages to the selling stockholders. We must use our best efforts to cause the registration statement to become effective within 90 days of March 15, 2005 (120 days if the SEC chooses to review the registration statement). We must also use our best efforts to cause the registration statement to remain continuously effective until the earlier of the date on which all securities covered by the registration statement (i) have been sold or (ii) may be sold without volume restrictions pursuant to Rule 144(k). If the registration statement has not been declared effective within the required time frames or if after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, we will be required to pay liquidated damages to the selling stockholders.

For not more than fifteen (15) consecutive days and for a total of not more than thirty (30) days in any twelve (12) month period, we may delay the disclosure of material non-public information by suspending effectiveness of the registration statement, if the disclosure of such material non-public information at the time is not, in our good faith opinion, in our best interests.

This summary of the terms of the private placement is intended to provide you with basic information concerning the transaction; however, it is not a substitute for reviewing the purchase agreement, the registration rights agreement, the form of common stock warrant and the certificate of designations, preferences and rights of Series D preferred stock, which are contained in our current report on Form 8-K filed with the SEC on March 8, 2005.

USE OF PROCEEDS

All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $8,234,850 if the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for the further development of GCS-100 and general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

SELLING STOCKHOLDERS

The shares offered by this prospectus are issuable or were issued by us to the selling stockholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling stockholders as of May 31, 2005 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, by the exercise of options or warrants or conversion of preferred stock, are deemed outstanding in determining the number of shares beneficially owned by such person or group.

	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Offered(2)	Shares Beneficially Owned After Offering(3)
			Number	Percent
Alpha Capital Aktiengesellschaft(4)	655,831	1,417,017	55,831	*
Bristol Investment Fund, Ltd.(5)	1,050,000	2,196,377	120,000	*
Cranshire Capital, LP(6)	454,061	590,424	204,061	*
Double U Master Fund L.P.(7)	250,000	590,424	—	*
Enable Growth Partners LP(8)	400,000	944,678	—	*
Eugene A. Cloutier(9)	165,186	354,254	15,186	*
Fusion Capital Fund II, LLC(10)	150,000	354,254	—	*
Iroquois Capital LP(11)	243,334	354,254	93,334	*
Bear Stearns Securities Corp., Custodian FBO J. Steven Emerson—IRA R/OII(12)	750,000	1,771,271	—	*
James J. Cloutier(13)	178,241	354,254	28,241	*
Kenneth Malkes(14)	15,000	35,425	—	*
Lakeview Direct Investments LP(15)	150,000	354,254	—	*
Langley Partners, L.P.(16)	167,894	318,829	32,894	*
Nite Capital LP(17)	500,000	1,180,848	—	*
Omicron Master Trust(18)	296,297	590,424	46,297	*
Panacea Fund, LLC(19)	366,666	708,509	66,666	*
Richard Salter(20)	34,584	47,234	14,584	*
SF Capital Partners Ltd.(21)	250,000	590,424	—	*
TCMP 3 Partners L.P.(22)	176,666	354,254	26,666	*
Thomas Elden Investment Trust(23)	150,000	354,254	—	*
Whalehaven Capital Fund Limited(24)	300,000	708,509	—	*
WHI Growth Fund, LP(25)	500,000	1,180,848	—	*
Roth Capital Partners(26)	50,000	195,000	50,000	*

*	Less than 1%.
(1)	This column includes the shares of common stock issuable upon conversion or exercise of the Series D preferred stock purchased in the first and second tranche and any shares of common stock or shares of common stock issuable upon exercise of warrants held by the selling stockholder prior to the private placement. This column does not include the shares of common stock issuable upon exercise of the warrants purchased in the first and second tranche, the shares issuable upon conversion or exercise of the Series D preferred stock purchased in the second tranche or the Series D preferred stock issuable as dividends as those shares of common stock are not deemed beneficially owned for purposes of this table.
(2)	The shares being offered pursuant to this prospectus include the shares of common stock issuable upon exercise of the warrants purchased in the first and second tranche, the shares of common stock issuable upon conversion or redemption of the Series D preferred stock purchased in the first and second tranche and the shares of common stock issuable upon conversion or redemption of the shares of Series D preferred stock issued as dividends.

(3)	In determining the percent of common stock owned by each selling stockholder, the numerator includes the number of shares of outstanding common stock held by such stockholders plus all shares of common stock that such stockholder has the right to acquire within 60 days of May 31, 2005, the date on which beneficial ownership is being determined. The denominator includes the total number of shares of common stock outstanding held by all stockholders plus all shares of common stock which such stockholder has the right to acquire within 60 days of May 31, 2005. The number of shares of common stock outstanding, 10,084,384, does not include shares issuable upon the conversion of outstanding preferred stock, exercise of outstanding warrants or stock options or shares reserved for issuance pursuant to the 1998 Stock Option Plan, 2000 Stock Incentive Plan or 2003 Omnibus Incentive Plan.
(4)	Includes 184,615 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 415,385 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 217,017 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 184,615 shares issuable upon exercise of the warrants purchased in the first tranche, and 415,385 shares issuable upon exercise of the warrants purchased in the second tranche and 55,831 shares issuable upon exercise of warrants held prior to the private placement. Konrad Ackerman and Rainer Posch exercise voting and/or dispositive power over the securities held by Alpha Capital Aktiengesellschaft.
(5)	Includes 286,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 643,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 336,377 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 286,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 643,846 shares issuable upon exercise of the warrants purchased in the second tranche and 120,000 shares issuable upon exercise of warrants held prior to the private placement. Paul Kessler as manager of Bristol Capital Advisors, LLC, the investment manager to Bristol Investment Fund, Ltd. (“Bristol”) has investment power and voting control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.
(6)	Includes 76,923 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 173,077 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 90,424 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 76,923 shares issuable upon exercise of the warrants purchased in the first tranche, and 173,077 shares issuable upon exercise of the warrants purchased in the second tranche and 204,061 shares issuable upon exercise of warrants held prior to the private placement. Mitchell P. Kopin, the President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P., has sole investment power and voting control over the securities held by Cranshire Capital, L.P.
(7)	Includes 76,923 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 173,077 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 90,424 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 76,923 shares issuable upon exercise of the warrants purchased in the first tranche, and 173,077 shares issuable upon exercise of the warrants purchased in the second tranche. The natural person having voting or dispositive power over the securities held by Double U Master Fund L.P. is Mr. David Sims.
(8)	Includes 123,077 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 276,923 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 144,678 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 123,077 shares issuable upon exercise of the warrants purchased in the first tranche, and 276,923 shares issuable upon exercise of the warrants purchased in the second tranche. Mitch Levine, Managing Partner of Enable Growth Partners LP (“Enable”) exercises sole voting and investment power over the securities held by Enable.

(9)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche and 10,186 shares issuable upon exercise of warrants held prior to the private placement.
(10)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche. Josh Scheinfeld and Steve Martin exercise shared voting and dispositive power over the securities held by Fusion Capital Fund II, LLC.
(11)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche and 93,334 shares issuable upon exercise of warrants held prior to the private placement. Joshua Silverman, a principal of Iroquois Capital LP, exercises voting control over the securities held by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of these securities.
(12)	Includes 230,769 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 519,231 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 271,271 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 230,769 shares issuable upon exercise of the warrants purchased in the first tranche, and 519,231 shares issuable upon exercise of the warrants purchased in the second tranche.
(13)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche and 11,574 shares issuable upon exercise of warrants held prior to the private placement.
(14)	Includes 4,615 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 10,385 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 5,425 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 4,615 shares issuable upon exercise of the warrants purchased in the first tranche, and 10,385 shares issuable upon exercise of the warrants purchased in the second tranche.
(15)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche. Thomas Elden is the Managing Member of Lakeview Capital Management, which is the General Partner and Managing Member of Lakeview Direct Investments, L.P.
(16)	Includes 41,538 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 93,462 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 48,829 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 41,538 shares issuable upon exercise of the warrants purchased in the first tranche, and 93,462 shares issuable upon exercise of the warrants purchased in the second tranche and 32,894 shares issuable upon exercise of warrants held prior to the private placement. Jeffrey Thorp, manager of the general partner of Langley Partners, L.P., holds investment power and voting control over the securities held by Langley Partners, L.P.

(17)	Includes 153,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 346,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 180,848 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 153,846 shares issuable upon exercise of the warrants purchased in the first tranche, and 346,154 shares issuable upon exercise of the warrants purchased in the second tranche. Keith Goodman, Manager of the General Partner of Nite Capital LP (“Nite”) exercises sole voting and investment power over the securities held by Nite.
(18)	Includes 76,923 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 173,077 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 90,424 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 76,923 shares issuable upon exercise of the warrants purchased in the first tranche, and 173,077 shares issuable upon exercise of the warrants purchased in the second tranche and 46,297 shares issuable upon exercise of warrants held prior to the private placement. Omicron Capital, L.P., a Delaware limited partnership serves as investment manager to Omnicron Master Trust, a Bermuda trust. Omicron Capital, Inc., a Delaware corporation, serves as general partner of Omicron Capital, L.P., and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron Master Trust. By reason of such relationships, Omicron Capital, L.P. and Omicron Capital, Inc. may be deemed to share dispositive power over our Series D preferred stock owned by Omicron Master Trust and Winchester may be deemed to share voting and dispositive power over the shares of our Series D preferred stock owned by Omicron Master Trust. Omicron Capital, L.P., Omicron Capital, Inc. and Winchester disclaim beneficial ownership of such shares of our Series D preferred stock. Omicron Capital, L.P. has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of Series D preferred stock owned by Omicron Master Trust and, as of April 29, 2005, Mr. Oliver H. Morali and Mr. Bruce T. Bernstein, officers of Omicron Capital, Inc., have delegated authority from the board of directors of Omicron Capital, Inc. regarding the portfolio management decisions of Omicron Capital, L.P. with respect to the shares of Series D preferred stock owned by Omicron Master Trust. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our Series D preferred stock owned by Omicron Master Trust. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our Series D preferred stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our Series D preferred stock being offered by Omicron Master Trust, as those terms are used for the purposes of Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron Master Trust and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act, or of any other person named in this prospectus as a Selling Stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron Master Trust and Winchester.
(19)	Includes 92,308 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 207,692 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 108,509 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 92,308 shares issuable upon exercise of the warrants purchased in the first tranche, and 207,692 shares issuable upon exercise of the warrants purchased in the second tranche and 66,666 shares issuable upon exercise of warrants held prior to the private placement.
(20)	Includes 6,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 13,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 7,234 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 6,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 13,846 shares issuable upon exercise of the warrants purchased in the second tranche and 6,250 shares issuable upon exercise of warrants held prior to the private placement.
(21)

Includes 76,923 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 173,077 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 90,424 shares issuable upon conversion or redemption of shares of Series

D Preferred Stock issuable as dividends, 76,923 shares issuable upon exercise of the warrants purchased in the first tranche, and 173,077 shares issuable upon exercise of the warrants purchased in the second tranche. Michael A. Roth and Brian J. Stark possess sole investment power and voting control over the securities owned by SF Capital Partners Ltd.

(22)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche and 26,666 shares issuable upon exercise of warrants held prior to the private placement. Steven E. Slawson is a principal of TCMP 3 Partners, L.P. (“TCMP 3”) and has investment power and voting control over the securities held by TCMP 3. Mr. Slawson disclaims beneficial ownership of these securities.
(23)	Includes 46,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 103,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 54,254 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 46,154 shares issuable upon exercise of the warrants purchased in the first tranche, and 103,846 shares issuable upon exercise of the warrants purchased in the second tranche. The co-trustees of the Thomas Elden Investment Trust are Thomas Elden and Marshall E. Eisenberg.
(24)	Includes 92,308 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 207,692 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 108,509 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 92,308 shares issuable upon exercise of the warrants purchased in the first tranche, and 207,692 shares issuable upon exercise of the warrants purchased in the second tranche. Evan Schemenauer, Arthur Jones and Jennifer Kelly, authorized agents for Whalehaven Capital Fund Limited (“Whalehaven”) have voting and investment control over the securities held by Whalehaven. Messrs. Schemenauer and Jones and Ms. Kelly disclaim beneficial ownership of these securities.
(25)	Includes 153,846 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the first tranche, 346,154 shares issuable upon conversion or redemption of the Series D Preferred Stock purchased in the second tranche, 180,848 shares issuable upon conversion or redemption of shares of Series D Preferred Stock issuable as dividends, 153,846 shares issuable upon exercise of the warrants purchased in the first tranche, and 346,154 shares issuable upon exercise of the warrants purchased in the second tranche.
(26)	Roth Capital Partners, LLC (“Roth”) is a broker-dealer and served as placement agent with respect to the offering of the Series D preferred stock and the warrants. The shares issued upon exercise of the warrants received by Roth as placement agent fees may therefore be deemed to be received as compensation for investment banking services or as investment shares. Roth’s holdings include 50,000 shares issuable upon exercise of warrants held prior to the private placement. Gordon Roth has voting and dispositive power over the shares issued upon exercise of the warrants held by Roth.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Torys LLP.

EXPERTS

The consolidated financial statements of GlycoGenesys, Inc. (the “Company”) incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning GlycoGenesys may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our web site is located at www.glycogenesys.com.

The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

1. Our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-26476) filed on March 30, 2005.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

3. Our Current Reports on Form 8-K dated January 5, 2005, January 21, 2005, January 25, 2005, February 11, 2005, February 18, 2005, March 8, 2005, March 16, 2005, March 23, 2005, March 30, 2005, April 12, 2005, April 26, 2005 and May 6, 2005.

4. Our definitive proxy statement for our 2004 Annual Stockholders’ Meeting filed on May 11, 2004.

5. The description of our common stock set forth in our registration statement on Form S-3/A filed with the SEC on May 17, 2001 and any amendments or reports filed for the purpose of updating this description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: GlycoGenesys, Inc., 31 St. James Avenue, Boston, Massachusetts 02116, Attention: Chief Financial Officer. Our telephone number is 617-422-0674.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.